

July 16, 2021

Via E-Mail

Stephen Fraidin
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281

> **Re:** **Pershing Square Tontine Holdings Ltd.**
> **Schedule TO-Is filed on July 8, 2021**
> **File No. 5-91594**

Dear Mr. Fraidin:

The Office of Mergers and Acquisitions has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in your filings.

Please respond to this letter promptly by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. To the extent we direct a comment to one of your offers, please consider whether it also applies to your other offer. Where applicable, please make corresponding changes in both offer documents. We will have additional comments, which will be sent separately.

If you do not believe a comment applies to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response. After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. The Redemption Offer for PSTH's Class A Common stock is occurring concurrently with the Warrant Exchange Offer, in which PSTH is offering to exchange Class A Common for tendered Public Warrants. Therefore, it appears that PSTH is distributing Class A Common in the Warrant Exchange Offer at the same time it is offering to purchase Class A Common in the Redemption Offer. Exchange Act Rules 101 and 102 of Regulation M prohibit certain interested persons (i.e., issuers, selling security holders, underwriters/distribution participants, and their affiliated purchasers) from bidding for, purchasing, or attempting to induce any person to bid or purchase a "covered security" (i.e., the Class A Common) during a "distribution" (as defined in Rule 100 of Regulation M) of such security (i.e., until after the applicable restricted period is over). In view of

the timing of the Redemption Offer and Warrant Exchange Offer, please provide a detailed legal analysis as to Regulation M's applicability to the concurrent Redemption and Warrant Exchange Offers. In particular, please address the applicability of Regulation M's trading prohibitions with respect to the Redemption Offer, including any actual purchases made thereunder (i.e., prohibited attempts to induce purchases and actual purchases) while PSTH was still engaged in a distribution of its Class A Common (in connection with the Warrant Exchange Offer).

2. PSTH is conducting simultaneous tender offers for Class A Common Stock and Public Warrants. In the Warrant Exchange Offer, the Public Warrants are convertible into Class A Common. Please provide an analysis as to why you believe conducting these two offers simultaneously complies with Rule 14e-5.

3. In Amendment No. 3 to PSTH's Registration Statement on Form S-1 filed with the Commission on July 16, 2020 (the "Registration Statement"), PSTH stated its belief that its anticipated principal activities would not subject it to the Investment Company Act. (See page 60). Please provide a detailed analysis explaining why you believe PSTH's activities – as described in the Registration Statement – would not have resulted in PSTH meeting the definition of an investment company under Section 3(a)(1) of the Investment Company Act.

4. Based on the disclosure in the offer to purchase for the Redemption Offer, it appears that, notwithstanding the disclosure in the Registration Statement, PSTH intends to purchase a minority interest in UMG with no future plan or intention to purchase additional shares of UMG, merge with UMG, or otherwise acquire a majority of UMG's voting securities. The disclosure in the Redemption Offer states that PSTH's "purchase of the UMG Shares at the consummation of the Share Purchase will result in [PSTH] temporarily becoming an investment company within the meaning of Section 3(a)(1)(C) of the Investment Company Act of 1940." (see page 87 of the offer to purchase). Please explain whether such a proposed transaction would also result in PSTH meeting the definition of investment company under Section 3(a)(1)(A) of the Investment Company Act. In addition, please explain why you believe it will become an investment company at the time that the UMG Shares are acquired (rather than the time that the Share Purchase Agreement was executed), given that Section 3(a)(1)(A) includes a company that "proposes to engage" in the business of investing in securities, and Section 3(a)(1)(C) includes a company that "proposes to acquire" investment securities.

5. As noted in the prior comment, you state that PSTH will, as a consequence of its current business plans, meet the definition of "investment company" under the Investment Company Act. The Redemption Offer materials provide (on page 163) that PSTH (also referred to as RemainCo) will continue to exist following the transfer of the UMG Shares to PSTH shareholders, but that it will no longer be considered a SPAC. It also appears that, unlike a SPAC, RemainCo will not be term limited. You state on p. 87 of the offer

Stephen Fraidin, Esq.
Cadwalader, Wickersham & Taft LLP
July 16, 2021
Page 3

to purchase for the Redemption Offer that it expects to rely on Rule 3a-2 under the Investment Company Act, which provides a non-exclusive safe harbor from treatment as an investment company under Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act for a period of at most one year. Based on your disclosure to date, it does not appear that PSTH is eligible to rely on Rule 3a-2 either following its agreement to acquire the UMG Shares or in its RemainCo form after the distribution of those shares if it proceeds as proposed. The company is neither a start-up nor does it have a history of operating a business disrupted by an extraordinary event. Rather, its business activities to date have consisted of investing in securities, holding securities and pursuing the acquisition of a minority equity interest in a business solely for the purpose of distributing such interests to PSTH shareholders with no intention of operating or controlling such business. Moreover, the disclosure on page 73 of the Registration Statement states that PSTH would not "consider any transaction" that did not result in a post-combination business owning or acquiring at least 50% of the outstanding voting securities of a target, or otherwise acquiring a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. However, it appears that it pursued and prioritized the purchase of the 10% interest in UMG (instead of the type of business combination described in the Registration Statement). These activities cast significant doubt on whether its current renewed assertion that it intends to acquire and operate a business could constitute the "bona fide intent" required under Rule 3a-2. See Transient Investment Company, Investment Company Act Release 10943 (Nov. 16, 1979); IM Guidance Update, No. 2017-03 (March 2017). Please provide your supplemental analysis on these matters.

6. Based on your disclosures, the activities with respect to the Liquidating Trust to which PSTH or RemainCo will transfer the UMG Shares do not appear to fall within the exclusions provided by Sections 7(a) and 7(b) of the Investment Company Act for activities merely incidental to a dissolution. Accordingly, please provide a detailed analysis regarding whether you believe that the Liquidating Trust will meet the definition of investment company under Section 3(a)(1) of the Investment Company Act and if so, please discuss how the Liquidating Trust intends to avoid registration and regulation under the Investment Company Act. Please note that while no-action letters have been issued in certain situations where, in reliance on Section 7(a) or Section 7(b) of the Investment Company Act, liquidating trusts were formed or proposed to be formed by or in connection with companies that were in the process of liquidating, those letters were limited to situations where the transactions of an investment company were merely incidental to a dissolution of an investment company. As indicated in the Redemption Offer, the Liquidating Trust was formed or will be formed for the purpose of (i) holding the UMG Shares acquired by the company and distributing such shares to company shareholders; and (ii) simplifying the company's balance sheet after the transfer which will allow it to pursue a Future Business Combination (as defined in the Redemption Offer) more expediently, as well as for tax and other legal reasons. RemainCo does not intend to dissolve. Accordingly, the trust and its activities do not appear to be merely

incidental to a dissolution.

7. We note the disclosure on page 86 of the offer to purchase for the Redemption Offer regarding the possibility of NYSE delisting. We understand that counsel has been advised by the NYSE that the purchase of 10% of UMG does not qualify as a business combination under NYSE Listed Company Manual Section 102.06 and, as a result, if the UMG stock purchase is consummated, PSTH will be delisted from the NYSE. Please describe in additional detail the risks to investors in both offers of having PSTH suspended from trading and delisted from the NYSE, including, among other risks, the inability of shareholders to sell their securities once securities are suspended from trading on NYSE pending the delisting of the securities, the potential for decreased liquidity and less efficient pricing, increased trading costs, decline in value, any loss of information or other corporate governance protections that apply to exchange-listed securities under exchange rules, and any impact on securities holders due to the loss of state blue sky law exemptions.

8. See our last comment above. Please explain how RemainCo would qualify to be listed on the NYSE, including under what listing standards RemainCo would qualify to list. In addition, discuss all of the risks outlined in the comment above as to RemainCo.

Schedule TO-I – Redemption Offer

9. We note your disclosure explaining why the Warrant Exchange Offer is required: "Since we are not combining with UMG, our Public Warrants will not become exercisable for shares in a combined operating company as would be typical in SPAC transactions." To avoid confusion, please revise your references to the UMG Business Combination throughout your tender offer documents, as you will not be combining with UMG's business.

Letter to PSTH Shareholders

10. Please describe the "tax and other legal reasons" that have led you to use a liquidating trust structure to distribute the UMG Shares to PSTH security holders.

Summary Term Sheet - Withdrawal Rights, page 7

11. You indicate that tendered securities may be withdrawn at any time before the Expiration Time. Please revise your offer document here and generally where withdrawal rights are discussed to disclose the existence of the withdrawal rights provided in Rule 13e-4(f)(2)(ii) of the Exchange Act.

Time of Payment, page 7

12. Rule 14e-1(c) requires PSTH to pay for or return tendered securities promptly after the expiration of the offer. The Redemption Offer expires on August 5, 2021, and your disclosure indicates that payment will occur on August 10, 2021. Please explain in your response letter how this complies with the prompt payment requirement in Rule 14e-1(c), or revise.

Regulatory Approvals Required for the UMG Business Combination, page 12

13. Since the closing of each offer is not conditioned on regulatory approvals, describe the consequences, if any, that tendering security holders could face if those regulatory approvals are not obtained.

Summary Risk Factors Relating to RemainCo, page 19

14. See our general comments above. Here and elsewhere in the offer materials where appropriate, including where you discuss the risks of being a shareholder in RemainCo, provide more fulsome disclosure regarding the risk of delisting from the NYSE. This expanded disclosure should explain why the delisting risk exists, what factors would or could cause delisting to occur, and what have been your contacts with NYSE to date regarding this issue. The revised disclosure should also address the timing of delisting, and how delisting would impact RemainCo shareholders' ability to sell their shares.

15. You note that if you do not consummate the UMG Business Combination, PSTH may not be able to complete your initial business combination within the prescribed time frame and would have to liquidate. Describe the period in which you would have to complete the initial business combination in order to avoid liquidation.

Part 4 – SPARC, page 21

16. We note the statement that "SPARC expects the SPARC Warrants will trade on the NYSE or Nasdaq." Specify the listing standards under which either exchange would permit such listing. Note our understanding that under current warrant listing standards, the underlying security must be traded on the NYSE or Nasdaq in order to list the warrant. See e.g., NYSE Listed Company Manual Section 703.12. Given that it does not appear that the underlying SPARC securities will be listed on any exchange when the warrant is initially intended to be listed, explain how the SPARC Warrants could be listed. If you believe the underlying SPARC security could be listed on an exchange, please specify the applicable listing standard that you believe would permit listing. If the SPARC Warrants do not currently qualify for listing under existing exchange standards, please qualify all references to listing of the SPARC Warrants with disclosure indicating the uncertainties and risks associated with the fact that they do not currently qualify to be listed. Your expanded disclosure should explain events or factors necessary to be

qualified to be listed, and the risks if such events or factors do not appear.

17. See our last comment above. Please explain whether the class of security underlying the SPARCs is intended to be listed on a national securities exchange once issued and once a target is identified. If so, identify the listing standards under which those securities would qualify for listing. In addition, please explain the risks for security holders if the class of security underlying the SPARCs will not be listed on a national securities exchange, including the risks listed in our comments above.

Will the Company or any of its affiliates be acquiring additional shares or other securities of Vivendi and/or UMG?, page 46

18. Provide additional details about the potential for affiliates of PSTH to acquire additional share of Vivendi or UMG. Describe the circumstances under which they would do so and what percentage they may acquire. Discuss any potential conflicts of interest this could present.

What will be the ownership of UMG after the consummation of the UMG Business Combination?, page 45

19. We note your disclosure in multiple places in the offer materials that PSTH will purchase and distribute 10% of UMG Shares. Explain why the disclosure here indicates that PSTH stockholders will own approximately 7% of UMG and Pershing Square Funds will own approximately 3% of that entity.

Questions and Answers about RemainCo – Will the Company continue to be publicly traded?

20. Your disclosure here that PSTH will continue to trade publicly is inconsistent with the disclosure elsewhere in the offer materials, where you discuss the risk of delisting. Please revise. See also, our additional comments above concerning the possible inability of RemainCo to maintain its listing on the NYSE.

If a holder fails to receive notice of our Offer to Redeem their Shares…, page 76

21. Revise this risk factor to avoid the legal conclusion that you are complying with the tender offer rules.

UMG has not made an application to list on any exchange other than the regulated markets of Euronext Amsterdam…, page 78

22. Since this section is intended to address the risks of a lack of US market for UMG securities, revise the disclosure to note that a market to trade UMG's ordinary shares (for

Stephen Fraidin, Esq.
Cadwalader, Wickersham & Taft LLP
July 16, 2021
Page 7

example, through an unsponsored ADR facility) may not develop. Currently your
disclosure states that such a market *may* develop.

Risks Related to RemainCo, page 85

23. We note the disclosure on page 16 of the final prospectus in connection with PSTH's
initial public offering that you anticipated acquiring would own or acquire 100% of the
equity interests or assets of a target business or businesses. We further note disclosure
that you would only complete such business combination if the post-combination
business owns or acquires 50% or more of the outstanding voting securities of the target
or otherwise acquires an interest in the target or assets sufficient for it not to be required
to register as an investment company under the Investment Company Act of
1940. Background disclosure in the offer to purchase describes how, from the date of
PSTH's IPO through to the end of October 2020, PSTH and the PSCM Investment Team
contacted, and were contacted by, a number of potential business combination targets or
persons acting on their behalf and that the PSCM Investment team performed due
diligence on more than 20 potential business combination targets in a wide variety of
industry sectors. Please revise to further explain the selection criteria PSTH used to
identify and evaluate potential business combination targets. Please address how and
when it determined to materially alter its plan to engage in a transaction where the post-
combination business owns or acquires 50% or more of the outstanding voting securities
of the target that was disclosed to investors as part of your initial public offering. Given
these material changes to the PSTH's plans, please also expand your risk factor
disclosure to address any material risk arising from the possibility that your current plan
for RemainCo to seek to undertake a business combination with an operating company
that will not take the form of a share purchase of a minority position may change.

Source and Amount of Funds, page 119

24. Refer to the second paragraph in this section. There appears to be language missing at
the end of the last sentence in that paragraph relating to the source of funds for the fees
and expenses associated with the Redemption Offer. Please revise.

Conditions of the Redemption Offer, page 121

25. Refer to the first paragraph in this section. Reserving the right to terminate the
Redemption Offer in the bidder's "sole and absolute discretion" renders this an
impermissible illusory offer. See Regulation 14E. Revise to indicate that you may
terminate the Offer if one of the listed offer conditions is "triggered."

26. Refer to the maximum tender condition in the last bullet point on page 121. There
appears to be some language missing from that condition. We believe you meant to state
that the aggregate purchase price of Class a Common purchased in the Redemption Offer

will not exceed $1 billion. Please revise or advise.

27. See our last comment. We note that elsewhere in the offer materials you describe a "Maximum Redemption scenario," whereby you could waive the $1 billion cap on redemptions and purchase up to $2 billion worth of Class A Common in the Redemption Offer. Note that notwithstanding the disclosure to that effect in the offer to purchase, should you waive the maximum tender condition currently set at $1 billion, you would be required to disseminate additional disclosure to that effect and may be required to extend the offer thereafter, depending on the timing of your waiver. Your revised disclosure disseminated to shareholders about such change must fully discuss the impact for remaining shareholders of PSTH. For example, we note that if you purchase $1 billion of Class A Common in the Redemption Offer, Pershing Square Funds will own 28.4% of that class. If you purchase under the Maximum Redemption scenario, those affiliates will own 59.7% of the Class A Common after the Redemption Offer. Please confirm your understanding in your response letter.

28. Refer to the condition on page 122 related to the Share Purchase Agreement. This condition appears to be subject to your determination that the transactions in the Share Purchase Agreement will not be completed based on your belief and probably at a time when many factors influencing such outcome will be unknown. The ability of the bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

29. Refer to the disclosure on page 122. Revise to clarify what is mean by a "limitation on prices" on any of the enumerated exchanges.

30. Refer to the condition on page 122 related to international or national calamities. Clarify whether this condition covers any developments with the COVID-19 pandemic.

31. Refer to the second to last condition on page 122. Revise to clarify what would constitute a material adverse change in the securities and financial markets. Quantify where possible.

32. Refer to the last paragraph of this section on page 123. If an offer condition is "triggered," the bidder must promptly waive that condition or assert it to terminate the offer, in each case, informing shareholders of this development promptly. For example, if while this offer is pending, trading is suspended on a national securities exchange, thereby "triggering" a listed offer condition, PSTH must promptly inform shareholders how it will react, rather than waiting until the end of the offer to "assert" this condition. Revise the language in the first and second sentences of the last paragraph of this section that implies that the bidder may wait to assert an offer condition.

Background of the UMG Business Combination, page 133

33. Please explain how the offer and distribution of the liquidating trust interests comply with Section 5 of the Securities Act of 1933. Is it your intention to register the distribution of the trust interests? If not, identify the exemption from registration upon which you will rely.

Annex A

34. We note that the information included in Annex A is in draft form and we further understand it is currently under review by securities regulators in the Netherlands. Please confirm that once the Dutch disclosure document is finalized, you will update the offer materials, disseminate revised disclosure, and extend the offers if needed. In addition, we will likely have comments on the Dutch offer materials, which will be sent in a separate letter.

Warrant Exchange Offer

35. We note you are claiming an exemption under Section 3(a)(9) for the exchange of the Public Warrants for your Class A Common Stock. We further note your disclosure that you are not and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders or exchanges in the Warrant Exchange Offer. For the avoidance of doubt, please confirm our understanding that PSTH is not separately remunerating anyone in connection with the solicitations of Consents for the Proposed Amendments to the Warrant Agreement.

36. We note that the warrants are registered under Section 12 of the Securities Exchange Act of 1934 and thus, subject to compliance with Regulation 14A. Please tell us why your consent solicitation is not being conducted pursuant to a proxy solicitation statement on Schedule 14A.

37. We further note that you are soliciting consents for the Proposed Amendments but are unable to quantify the amount of the reduction in the exercise price. Please tell us how PSTH security holders will be able to make an informed voting decision in such circumstances.

    We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 or Dan Duchovny at (202) 551-3619 with any questions about these comments.

                                Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Scott D. Miller, Esq.